Item 77D DWS Cash Reserve Fund Prime Series
(a series of DWS Cash Reserve Fund, Inc.)


At a meeting held July 15-16, 2008, the Board of Trustees of DWS Cash Reserve Fund Prime Series, a series of DWS Cash Reserve Fund, Inc., approved the Fund's participation in a securities lending program (the "Program"). Pursuant to the Program, the Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers who need to borrow securities in order to complete certain transactions.


T:\FUNDREPT\NSAR\JunDec\CRF-cash reserve fund\12-31-
2008\ex77d.txt